# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
# WASHINGTON, D.C.  20549

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# FORM 11-K

## FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

**(Mark One)**

☑ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended December 31, 2012**

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the transition period from _____ to _____**

**Commission file number 1-14035**

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

# Share Purchase Plan for Employees of Stage Stores, Inc.

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

## Stage Stores, Inc.
**10201 Main Street**
**Houston, Texas 77025**

**Share Purchase Plan for Employees of Stage Stores, Inc.**
**December 31, 2012**

**The Plan**

      Stage Stores, Inc. (the "Company") established the Share Purchase Plan for Employees of Stage Stores, Inc. (the "Plan") effective November 1, 2009, to provide a way for eligible employees to invest in the common stock of the Company.  As of December 31, 2012, the Plan had not commenced operations.

**Financial Statements**

      Since the Plan had not commenced operations as of December 31, 2012, financial statements for the Plan have not been prepared.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee, which is the administrative committee for the Share Purchase Plan for Employees of Stage Stores, Inc., has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

**SHARE PURCHASE PLAN FOR EMPLOYEES OF STAGE STORES, INC.**

January 22, 2013
   (Date)

/s/ Oded Shein
Oded Shein
Plan Administrative Committee
Stage Stores, Inc.